Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 ― Name and Address of Company

InterOil Corporation (“InterOil”)
Suite 300-204 Black Street

Whitehorse, Yukon, Canada

Item 2 ― Date of Material Change

December 15, 2016

Item 3 ― News Release

On December 15, 2016, InterOil issued a news release through the newswire services of PR Newswire, a copy of which is attached as Schedule “A” hereto and is available under InterOil’s profile on SEDAR at www.sedar.com.

Item 4 ― Summary of Material Change

On December 15, 2016, InterOil announced that it had entered into an amended and restated arrangement agreement (the “Arrangement Agreement”) with Exxon Mobil Corporation (“ExxonMobil”) pursuant to which ExxonMobil agreed to acquire all of the outstanding common shares (“Common Shares”) of InterOil. The transaction will be carried out pursuant to a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (Yukon).

Item 5 ― Full Description of Material Change

See attached news release.

On December 15, 2016, InterOil and ExxonMobil entered into the Arrangement Agreement. The following description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which has been filed separately with the Canadian securities regulators and is available on SEDAR at www.sedar.com. Unless indicated otherwise, references to “Sections” or “Articles” are to the applicable provisions in the Arrangement Agreement and capitalized terms used but not otherwise defined shall have the meanings specified in the Arrangement Agreement.

Arrangement

Under the terms of the Arrangement, holders Common Shares (“Shareholders”) and restricted share units (together with Shareholders, “Securityholders”) will receive, in exchange for each Common Share (including each Common Share issued to holders of restricted share units pursuant to the Arrangement), US$45.00 of shares of ExxonMobil, calculated based on the volume weighted average price of ExxonMobil’s shares on the New York Stock Exchange (the “NYSE”) for the ten (10) consecutive trading days ending on the second trading date immediately prior to closing. In addition, pursuant to the Arrangement, each Securityholder will be entitled to receive, in exchange for each Common Share (including each Common Share issued to holders of restricted share units pursuant to the Arrangement) a contingent resource payment (“CRP”) that is linked to the volume of the PRL 15 2C Resources (as defined in the share purchase agreement dated March 26, 2014 between Total Holdings International B.V. and SPI (208) Limited, a copy of which is available under InterOil’s SEDAR profile at www.sedar.com and is referred to herein as the “Total Sale Agreement”). In particular, if the PRL 15 2C Resources are above 6.2 tcfe, Securityholders will collectively receive 112.5% of every dollar up to 6.5 tcfe and 90% of every dollar due thereafter as the Interim Resources Payment under the Total Sale Agreement, subject to the amount being capped at 11.0 tcfe. With respect to any payments above 11.0 tcfe, ExxonMobil will be entitled to the full amount. The CRP will not be transferable and will not be listed on any exchange.

Representations and Warranties

InterOil and ExxonMobil have each provided certain customary representations and warranties in the Arrangement Agreement. Many of InterOil’s representations and warranties are qualified by reference to a Company Material Adverse Effect. In addition, all of InterOil’s representations and warranties are qualified by information contained in an electronic data room hosted by InterOil, the disclosure letter provided to ExxonMobil and by reference to InterOil’s public disclosure since January 1, 2015 (excluding disclosure on risk factors and forward-looking information). Similarly, the representations and warranties provided by ExxonMobil are qualified by reference to ExxonMobil’s public disclosure since January 1, 2015 (excluding disclosure on risk factors and forward-looking information).

The representations and warranties made by the Parties were made by and to InterOil and ExxonMobil, as applicable, for the purposes of the Arrangement Agreement (and not to other parties such as Securityholders) and are subject to qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Securityholders, or may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Material Change Report, may have changed since the date of the Arrangement Agreement.

Neither Party’s representations and warranties survive closing of the Arrangement and, accordingly, neither Party would be entitled to seek indemnification for breaches of representations and warranties that are discovered following closing. However, breaches of representations and warranties that are discovered prior to closing may, in certain limited circumstances, permit a Party to not proceed with the Arrangement.

Ordinary Course of Business Covenants

The Arrangement Agreement provides that, until the closing of the Arrangement or the termination of the Arrangement Agreement, InterOil and its Subsidiaries will conduct its and their businesses in the ordinary course, consistent with past practice, and will, among other things, limit its operating expenses and use commercially reasonable efforts to reduce costs prior to the Effective Date and to preserve intact its and their present business organization and goodwill. In addition to this general covenant, InterOil has also agreed to certain specific covenants, which, among other things, restrict the ability of InterOil to issue Common Shares (or securities convertible into Common Shares), declare dividends or distributions, encumber or sell assets, reorganize, amalgamate or merge with any other Person, amend, modify or terminate certain material contracts, grant increases in compensation or severance entitlements, incur or guarantee any additional indebtedness or make capital expenditures, in each case, where applicable, subject to certain thresholds and/or exceptions.

Operational Matters

The Arrangement Agreement provides that InterOil will cause its Subsidiaries to support, and not obstruct or delay, the drilling of the Antelope-7 well, and InterOil shall, upon reasonable request from ExxonMobil, provide ExxonMobil with a report on the progress of the drilling and testing of the Antelope-7 well, including drilling and test results.

Non-Solicitation Covenant and Change of Recommendation and Match Rights

Non-Solicitation

Except as expressly provided in the Arrangement Agreement, InterOil may not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of InterOil or of any of its Subsidiaries (collectively, “Representatives”):

(a)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to any Acquisition Proposal;

(b)	engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (it being understood that InterOil may inform persons of the non-solicitation provisions contained in the Arrangement Agreement);

(c)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of seven (7) days shall not be considered to be a breach of the Arrangement Agreement);

(d)	waive, release, modify, amend or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, release, modify, amend or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including any “standstill” or similar provisions thereunder (it being acknowledged and agreed that the automatic termination of any such agreement or any provision of any such agreement pursuant to the express terms of any such agreement, shall not be in violation of this clause);

(e)	accept, recommend, approve, agree to or endorse, or propose publicly to accept, recommend, approve, agree to or endorse, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement); or

(f)	make a Company Change in Recommendation.

Change in Recommendation

Notwithstanding any other provision of the Arrangement Agreement and any other agreement between InterOil and ExxonMobil, at any time following the date of the Arrangement Agreement and prior to obtaining the Requisite Approval, InterOil may make a Company Change in Recommendation or accept, approve or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal, but only if prior to doing so:

(a)	the Board has concluded in good faith, (i) after considering all proposals by ExxonMobil to adjust the terms and conditions of the Arrangement Agreement as contemplated under the heading “Match Right” below and (ii) after receiving advice from its financial advisors and outside counsel, that the applicable Acquisition Proposal constitutes a Superior Proposal;

(b)	InterOil has complied, in all material respects, with its applicable obligations set forth in the non-solicitation provisions of the Arrangement Agreement;

(c)	three (3) days has elapsed from the time InterOil gave notice pursuant to clause (d) below to ExxonMobil (the “Response Period”) and, if ExxonMobil has proposed to amend the terms of the Arrangement in accordance with its right to match any Superior Proposals, the Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the applicable Acquisition Proposal continues to be a Superior Proposal;

(d)	InterOil has given ExxonMobil (orally and in writing) at least three (3) days advance notice of any decision by the Board to make a Company Change in Recommendation or accept, approve or enter into any agreement understanding or arrangement with respect to an Acquisition Proposal (A) confirming that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal; and (B) identifying the third party making the Superior Proposal and include a copy thereof (including a proposed definitive agreement and all supporting documents) and any amendments thereto; and

(e)	substantially concurrently with entering into any binding written agreement with respect to an Acquisition Proposal that is a Superior Proposal, InterOil terminates the Arrangement Agreement and pays to ExxonMobil the Company Termination Fee of $100 million in accordance with the terms of the Arrangement Agreement.

Match Right

During the Response Period (or such longer period as InterOil may approve for such purpose), ExxonMobil may propose to amend the terms of the Arrangement Agreement. InterOil will negotiate in good faith and the Board will review any proposal by ExxonMobil to amend the terms of the Arrangement Agreement in order to determine in good faith (in consultation with its financial advisors and legal counsel) whether ExxonMobil’s proposal to amend the Arrangement Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal. Each successive amendment to any Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders will constitute a new Superior Proposal and a new three (3) day period will commence. If the Board determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement Agreement, it will promptly enter into an amended agreement with ExxonMobil reflecting such proposed amendments.

Definition of “Acquisition Proposal” and “Superior Proposal”

For purposes of the Arrangement Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only InterOil and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons acting “jointly or in concert” (where such phrase has the meaning ascribed thereto in applicable Securities Laws), whether or not in writing or subject to a due diligence or other condition, after the date hereof relating to: (a) any acquisition or purchase (or any arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of: (i) the assets of InterOil and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 15% or more of the consolidated assets of InterOil and its Subsidiaries, taken as a whole (which assets may include equity interests in InterOil’s Subsidiaries) (ii) 15% or more of any voting or equity securities of InterOil; or (iii) any of InterOil’s participating interest in a Designated Licence or any securities of a Subsidiary that, directly or indirectly through another Subsidiary, holds any participating interest in a Designated Licence; (b) any take-over bid, issuer bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 15% or more of any class of voting or equity securities of InterOil; (c) a plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving InterOil and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 15% or more of the consolidated assets of InterOil and its Subsidiaries, taken as a whole; or (d) any other transaction involving the acquisition of any assets or equity securities of InterOil or its subsidiaries, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Parties under the Arrangement Agreement or the Arrangement.

For purposes of the Arrangement Agreement, a “Superior Proposal” means an unsolicited written bona fide Acquisition Proposal to acquire all or substantially all of the shares or assets of InterOil or its Subsidiaries made after the date hereof from a Person (other than ExxonMobil): (a) in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith after consultation with its financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any funds and any other consideration required to complete such Acquisition Proposal and such funds and other consideration are, or are likely to be, available; (b) that the Board determines in good faith, after consultation with its financial advisors and outside counsel, is reasonably capable of being completed without undue delay, taking into account all financial, legal regulatory and other aspects of such proposal and the Person making such proposal; (c) that did not arise out of or relate to a breach of Section 5.7 [Non-Solicitation]; (d) that is not subject to any due diligence (except for confirmatory due diligence) or access condition; and (e) in respect of which the Board determined in good faith (after the receipt of advice from their legal counsel with respect to clause (i) below and their financial advisors with respect to clause (ii) below ) that: (i) failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties, and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement (including in each case after taking into account any modifications to the Arrangement Agreement proposed by the Parties in accordance with the “Match Rights” set forth in the Arrangement Agreement).

Conditions Precedent to the Consummation of the Arrangement

Mutual Conditions Precedent

InterOil and ExxonMobil are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of InterOil and ExxonMobil:

(a)	the Requisite Approval shall have been obtained at the Company Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order have been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to InterOil or ExxonMobil acting reasonably, on appeal or otherwise; provided that if ExxonMobil reasonably believes that the Final Order is or may be subject to a pending or filed appeal, or a pending or filed stay application, by a Shareholder, this condition in respect of the Final Order shall not be considered satisfied;

(c)	no Governmental Entity has enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(d)	the Regulatory Approvals have been obtained;

(e)	ExxonMobil has delivered evidence to InterOil that the ExxonMobil shares issuable pursuant to the Arrangement shall be approved for listing on the NYSE, subject to official notice of issuance;

(f)	the ExxonMobil shares to be issued pursuant to the Arrangement have been allotted by the board of directors of ExxonMobil conditional only on completion of the Arrangement and such ExxonMobil shares shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof or another available exemption; and

(g)	the Contingent Resource Payment Agreement (the “CRP Agreement”) has been duly executed and delivered by ExxonMobil and the Escrow Agent appointed thereunder and shall be in full force and effect. If the Interim Resource Certification (as such term is defined in the Total Sale Agreement) is completed prior to the Effective Date, InterOil and ExxonMobil will amend the Arrangement Agreement and Plan of Arrangement in a manner that will allow the cash payment that would have otherwise been released to Securityholders pursuant to the CRP Agreement to be paid directly to each Shareholder at the Effective Time through the Depositary. As a result, the CRP Agreement would not be executed by ExxonMobil and InterOil.

Conditions Precedent to the Obligations of ExxonMobil

The obligation of ExxonMobil to complete the Arrangement is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of ExxonMobil and may be waived by ExxonMobil in whole or in part at any time:

(a)	all covenants of InterOil under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by ExxonMobil shall have been duly performed or complied with by InterOil in all material respects;

(b)	the representations and warranties of InterOil set forth in (i) Sections 3.1(b) [Authority Relative to the Arrangement Agreement], 3.1(g)(i) [Authorized Share Capital] and 3.1(p)(ii) [No Company Material Adverse Effect] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time; (ii) Sections 3.1(dd)(ii) [Good and Marketable Title to the Designated Licences] and 3.1(dd)(iii) [No Default under Designated Licence] shall be true and correct in all material respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time; and (iii) the remaining representations and warranties of InterOil, other than those to which clauses (i) and (ii) above apply, shall be true and correct in all respects (disregarding any materiality or Company Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a Company Material Adverse Effect;

(c)	since the date of the Arrangement Agreement, there shall not have occurred a Company Material Adverse Effect;

(d)	no action, suit or proceeding against ExxonMobil or InterOil or their respective Subsidiaries shall have been taken by any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency (domestic or foreign) and no applicable Law shall have been enacted or promulgated, which has had or, if the Arrangement was consummated, would (i) result in a Company Material Adverse Effect or ExxonMobil Material Adverse Effect; (ii) enjoin or prohibit, or impose material conditions or terms on, the rights of ExxonMobil to own or exercise full ownership of the Common Shares upon completion of the Arrangement or the ownership or operation of the business or any material assets of ExxonMobil, InterOil or any of their respective Subsidiaries; or (iii) would materially impede the ability of the Parties to complete the Arrangement; and

(e)	Shareholders holding not more than 33⅓% of the Common Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights.

Conditions Precedent to the Obligations of InterOil

The obligation of InterOil to complete the Arrangement is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of InterOil and may be waived by InterOil:

(a)	all covenants of ExxonMobil under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by InterOil shall have been duly performed or complied with by ExxonMobil in all material respects;

(b)	the representations and warranties of ExxonMobil set forth in (i) Section 4.1(b) [Authority Relative to the Arrangement Agreement] and 4.1(j) [Absence of Certain Changes or Events] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time; (ii) Section 4.1(e)(i) [Number of ExxonMobil Shares] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement shall be true and correct in all respects as of such date); and (iii) the remaining representations and warranties of ExxonMobil, other than those to which clauses (i) and (ii) apply, shall be true and correct in all respects (disregarding any materiality or ExxonMobil Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a ExxonMobil Material Adverse Effect;

(c)	since the date of the Arrangement Agreement, there shall not have occurred an ExxonMobil Material Adverse Effect; and

(d)	ExxonMobil shall have deposited the consideration with the Depositary in accordance with the terms of the Arrangement Agreement and the Depositary shall have confirmed receipt of such consideration.

Termination

Subject to applicable notice and cure provisions, the Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of InterOil and ExxonMobil;

(b)	by either InterOil or ExxonMobil, if:

(i)	the Effective Time does not occur on or before the Outside Date, except that this right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its covenants or obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)	any mutual conditions precedent, other than the condition to obtain Requisite Approval at the Meeting, becomes incapable of being satisfied by the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its covenants or obligations or breach any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied; or

(iii)	the Requisite Approval has not been obtained after a vote of the Securityholders at the Company Meeting in accordance with the Interim Order.

(c)	by ExxonMobil, if:

(i)	prior to the Requisite Approval having been obtained: (1) the Board fails to recommend or publicly withdraws, modifies or qualifies, in a manner adverse to ExxonMobil, its recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for not more than seven (7) days shall not be considered an adverse modification or qualification), unless ExxonMobil shall have breached a covenant under the Arrangement Agreement in such a manner that InterOil would be entitled to terminate the Arrangement Agreement; or (2) the Board shall have publicly approved or recommended, or entered into a binding written agreement with respect to, any Acquisition Proposal (other than a confidentiality agreement permitted by the terms of the Arrangement Agreement) ((1) and (2) collectively a “Company Change in Recommendation”); or

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of InterOil set forth in the Arrangement Agreement shall have occurred that would cause the mutual conditions precedent or the conditions precedent to the obligations of ExxonMobil not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date (as reasonably determined by ExxonMobil), or is not cured in accordance with the terms of the Arrangement Agreement, and provided that ExxonMobil is not then in breach of the Arrangement Agreement so as to cause any mutual conditions precedent or conditions precedent to the obligations of ExxonMobil not to be satisfied; or

(iii)	if InterOil is in material breach of any of InterOil’s covenants or obligations with respect to non-solicitation as set out in the Arrangement Agreement, and, to the extent such breach is capable of being cured, such breach has not been cured within ten (10) days following delivery of written notice by ExxonMobil to InterOil of such breach.

(d)	by InterOil, if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of ExxonMobil set forth in the Arrangement Agreement shall have occurred that would cause the mutual conditions precedent or conditions precedent to the obligations of InterOil not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date (as reasonably determined by InterOil) or is not cured in accordance with the terms of the Arrangement Agreement, and provided that InterOil is not then in breach of the Arrangement Agreement so as to cause any mutual conditions precedent or conditions precedent to the obligations of InterOil not to be satisfied; or

(ii)	it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement), subject to compliance with the non-solicitation provisions of the Arrangement Agreement in all material respects and subject to the payment of the Company Termination Fee to ExxonMobil substantially concurrent with such termination.

Termination Fee

Company Termination Fee Payable by InterOil

If a Company Termination Fee Event occurs, InterOil shall pay ExxonMobil a termination fee in the amount of $100,000,000 (the “Company Termination Fee”). For the purposes of the Arrangement Agreement, “Company Termination Fee Event” means the termination of the Arrangement Agreement:

(a)	by ExxonMobil as a result of a Company Change in Recommendation (but not including a termination by ExxonMobil in circumstances where the Company Change in Recommendation resulted from the occurrence of an ExxonMobil Material Adverse Effect);

(b)	by InterOil in order to enter into a Superior Proposal;

(c)	by either Party if the Effective Time has not occurred before the Outside Date or if the Requisite Approval was not obtained but only if:

(i)	prior to such termination (if the Effective Time has not occurred before the Outside Date) or prior to the Company Meeting (if Requisite Approval was not obtained), a bona fide Acquisition Proposal for InterOil shall have been made or publicly announced by any Person other than ExxonMobil; and

(ii)	within 12 months following the date of such termination, (A) InterOil or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal which is later consummated or (B) an Acquisition Proposal shall have been consummated.

For purposes of this termination provision, the term “Acquisition Proposal” shall have the meaning assigned to such term above, except that a reference to “15%” in such definition shall be deemed to be a reference to “50%”, and shall exclude any Acquisition Proposal that constitutes an Acquisition Proposal solely because of any offer, proposal or inquiry to acquire or purchase any of InterOil’s participating interest in a Designated Licence, unless the Acquisition Proposal referred to in clause (i) or (ii) above was made or publicly announced prior to the termination of the Arrangement Agreement or the Company Meeting, as applicable, by any Person other than ExxonMobil.

(d)	by ExxonMobil, as a result of a material breach of InterOil’s non-solicitation covenants.

Item 6 ― Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 ― Omitted Information

None.

Item 8 ― Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Singapore David Wu Vice President Investor Relations T: +65 6507 0222 E: david.wu@interoil.com	United States Cynthia Black Investor Relations North America T: +1 212 653 9778 E: cynthia.black@interoil.com

Item 9 ― Date of Report

December 21, 2016 (Eastern time).

Schedule “A”

Please see attached.

RELEASE

FOR IMMEDIATE RELEASE

InterOil Provides Update on ExxonMobil Transaction

Independent Transaction Committee Unanimously Recommends and Board approves

ExxonMobil Transaction

InterOil Enters into Amended and Restated Arrangement Agreement with ExxonMobil

Company Expects to Mail Revised MIC in Mid-January 2017

New Record Date Set for January 10, 2017 for Shareholder Meeting Anticipated in Mid- February 2017

New Outside Date Set for March 31, 2017

Singapore and Port Moresby, December 15, 2016: InterOil Corporation (NYSE: IOC, POMSox: IOC) today provided an update on the transaction with Exxon Mobil Corporation (NYSE: XOM).

Amended and Restated Arrangement Agreement

InterOil and ExxonMobil have entered into an Amended and Restated Arrangement Agreement (the “Amended Agreement”), which among other items, extends the outside date of the transaction to March 31, 2017.

Under the terms of the Amended Agreement:

•	ExxonMobil has agreed to purchase all issued and outstanding common shares of InterOil for consideration consisting of US$45.00 per share payable in ExxonMobil shares and a contingent resource payment (“CRP”). This is consistent with the consideration provided for under the Arrangement Agreement entered into by InterOil and ExxonMobil on July 21, 2016.
•	The CRP will provide for an additional cash payment of approximately $7.07 per InterOil share for each trillion cubic feet equivalent (tcfe) gross resource certification of the Elk- Antelope field above 6.2 tcfe, up to a cap of 11 tcfe of certified resource. This is an increase from the July Arrangement Agreement, which was capped at 10 tcfe, representing an increase in total potential consideration to approximately $78.94 per InterOil share from approximately $71.87 per share.
•	The termination fee that may become payable by the Company in certain circumstances has been increased from $67 million to $100 million.

“We are pleased to have reached an agreement with ExxonMobil on the transaction, giving our shareholders a chance to consider and benefit from the compelling potential value offered by the transaction,” said Chris Finlayson, Chairman of InterOil. “We are now focusing on obtaining the necessary approvals to complete the transaction. We believe this transaction is in the best interests of InterOil and its shareholders, as it provides InterOil shareholders a material and immediate premium for their shares, as well as a potential direct cash payment through a CRP.”

Transaction Committee of Board Completes Comprehensive Review

Further to InterOil’s announcement on December 13, 2016, InterOil’s Independent Transaction Committee (“the Committee”), consisting of four independent and experienced directors of InterOil, has undertaken a detailed and thorough review process to consider whether it is in the best interests of InterOil to proceed with the ExxonMobil transaction, and to ensure that the procedural and substantive aspects of the transaction are responsive to commentary from the Yukon court, relating to approval of the transaction.

To assist in this process, the Committee retained independent legal counsel, Fasken Martineau DuMoulin LLP, to provide transactional and corporate governance advice and engaged BMO Capital Markets (“BMO”), an independent financial advisor, to provide a detailed fairness opinion on a fixed-fee basis. BMO has delivered to the Committee and the InterOil board a fairness opinion stating that based upon and subject to the various assumptions, limitations and qualifications set out in such fairness opinion, and as of the date of such opinion, the consideration to be received by the InterOil shareholders pursuant to the Amended Arrangement is fair, from a financial point of view, to the InterOil shareholders. The fixed fee was paid to BMO immediately following the delivery of the opinion, and was not contingent on the conclusion reached in the opinion, the entry into of the Amended Agreement with ExxonMobil or the completion of the transaction.

The Committee also oversaw the engagement of GLJ Petroleum Consultants Ltd (“GLJ”), an independent qualified reserves evaluator, to provide an update to its Contingent Resource estimates for the Elk-Antelope field to include the results of the Antelope-6 appraisal well which was completed in 2016. GLJ’s updated estimates for the gross unrisked Contingent Resources for the Elk-Antelope field are a low estimate of 6.83 tcfe (1C), a best estimate of 7.80 tcfe (2C) and a high estimate of 8.95 tcfe (3C). The GLJ updated estimates do not include results from the Antelope-7 appraisal well which is currently drilling.

The GLJ updated estimates, along with other recent publically disclosed independent estimates, were reviewed by BMO in connection with rendering its fairness opinion.

The Committee’s unanimous conclusion and recommendation to the InterOil Board, and the subsequent determination of the entire InterOil Board, is that the proposed transaction is in the best interests of InterOil (considering the interests of all affected stakeholders) and that the consideration to be received by shareholders is fair to shareholders. Additional details regarding the review process followed by InterOil and the Committee will be set forth in a forthcoming management information circular.

“After a thorough review process, consultation with our own independent advisors and careful consideration of available options, including remaining as a standalone company, the Committee has recommended, and the board of directors has unanimously approved, the new Amended and Restated Arrangement Agreement with ExxonMobil,” said Dr. William Ellis

Armstrong, Chairman of the Committee. “We believe that the proposed transaction with ExxonMobil is in the best interests of InterOil and its shareholders.”

Pathway to completion

Based on the anticipated timing of the interim order hearing, InterOil expects to mail a management information circular relating to a special meeting to vote on the ExxonMobil transaction in mid-January 2017, and anticipates that the meeting will be scheduled for mid- February 2017.

To accommodate this schedule, the InterOil Board has set a new Record Date of January 10, 2017. Holders of record of InterOil’s common shares, options and restricted share units at the close of business on January 10, 2017 will be entitled to vote at the special meeting.

In recognition of this new timetable InterOil and ExxonMobil have agreed to extend the outside date for completion of the transaction to March 31, 2017. Either party has the right to further extend the outside date to May 31, 2017 if conditions to closing have been satisfied other than those relating to receipt of a final order from the Yukon court.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States

David Wu	Cynthia Black
Senior Vice President	Investor Relations
Investor Relations	North America

T: +65 6507 0222	T: +1 212 653 9778
E: david.wu@interoil.com	E: cynthia.black@interoil.com

Media Contacts

James Golden / Aaron Palash
Joele Frank, Wilkinson Brimmer Katcher

T: +1 212 355 4449
E: ioc-jf@joelefrank.com

Forward Looking Statements

This communication includes "forward-looking statements". All statements, other than statements of historical facts, included in this communication are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the pending transaction with ExxonMobil, the timing to consummate the proposed transaction with ExxonMobil, the ability to satisfy the conditions to consummation of the proposed transaction (including, but not limited to, approval by InterOil shareholders and the required approvals from the Yukon courts), the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the CRP, and the timing of mailing of a management information circular or of scheduling or holding a shareholder meeting relating to the proposed transaction. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular assumptions, risks and uncertainties relating to the risk that a condition to closing of the proposed acquisition may not be satisfied (including obtaining required approval of InterOil shareholders and the required orders from the Yukon court with respect to the transaction), the timing or outcome of the resource certification process for the Elk-Antelope field as applicable to the CRP, the size of the resources in the Elk-Antelope field or any change in the estimate or calculation of such resource size, the outcome of the drilling of the Antelope-7 well, and other risk factors discussed in InterOil's management information circular dated August 16, 2016, its annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and under the heading “Factors Affecting Future Results” available through the “Investors” section on ExxonMobil’s website and in Item 1A of ExxonMobil’s 2015 Form 10-K. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws. References to gas resources in this release may include amounts that ExxonMobil or InterOil believe will ultimately be produced but that are not yet classified as “proved reserves” under U.S. SEC definitions.

Disclosure of Oil and Gas Information

Trillion cubic feet equivalent (tcfe) may be misleading, particularly if used in isolation. A tcfe conversion ratio of one barrel of oil to six thousand cubic feet of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Well test results should be considered as preliminary. Well log interpretations indicating gas accumulations are not necessarily indicative of future production or ultimate recovery. This press release contains estimates of Contingent Resources in the Elk-Antelope fields covered by the Petroleum Retention Licence (PRL) 15 in Papua New Guinea. Contingent Resources are not, and should not be confused with, gas reserves. InterOil owns a 36.5375% interest in the PRL 15 license (post-government back-in right). Estimates of the Contingent Resources in this press release are based upon a report effective November 30, 2016 prepared by GLJ, an independent qualified reserves evaluator. The report was prepared in accordance with the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”). The Contingent Resources referred to in this press release have been classified as conventional natural gas and natural gas liquids. Contingent Resources are those quantities of natural gas and condensate estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The economic status of the resources is undetermined and there is no certainty that it will be commercially viable to produce any portion of the resources. There is no certainty that the Contingent Resources in the Elk- Antelope fields will be commercially viable to produce any portion of the resources and it should be noted that it is not certain that all fields / accumulations set herein will progress to reserves. Criteria other than economics may require that the Contingent Resources in the Elk-Antelope fields be classified as Contingent Resources rather than reserves. Contingencies affecting the classification as reserves versus Contingent Resources relate to the following issues as detailed in the COGE Handbook: ownership considerations, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements.

The following classification of Contingent Resources are used in this press release:

•	Low Estimate (or 1C) means there is at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.
•	Best Estimate (or 2C) means there is at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.
•	High Estimate (or 3C) means there is at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

The estimates of Contingent Resources provided in this press release are estimates only and there is no guarantee that the estimated Contingent Resources will be recovered. Actual Contingent Resources may be greater than or less than the estimates provided in this in this press release and the differences may be material. There is no assurance that the forecast price and cost assumptions applied by GLJ in evaluating the Contingent Resources in Elk-Antelope fields will be attained and variances could be material. There is also uncertainty that it will be commercially viable to produce any part of the Contingent Resources. For a discussion of the project evaluation scenario, economics status and maturity subclass as well as the chance and development of Contingent Resources evaluated pursuant to GLJ’s report on the Elk-Antelope fields see Schedule A to InterOil’s Annual Information Form for the year ended December 31, 2015 which is available on www.interoil.com or from the SEC at www.sec.gov or on SEDAR at www.sedar.com. Although the report of GLJ that is attached to Schedule A of InterOil’s Annual Information Form for the year ended December 31, 2015 is different than the report of GLJ referred to in this press release, there have been no material changes to the project evaluation scenario, economics status and maturity subclass, or the chance and development of Contingent Resources in the Elk-Antelope gas fields. The operator of the joint venture project in the Elk-Antelope gas fields, Total S.A., estimates that the timeline for development of a liquefied natural gas project in the Elk-Antelope gas fields would include final investment decision in relation to the project in 2019 and first production in 2023 (assuming the project proceeds).

Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with ExxonMobil will occur. The ExxonMobil transaction is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.